UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Maritime Partner L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,117,647
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,117,647
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,117,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 70,677,142 shares of common stock of the Issuer issued and outstanding as of August 25, 2021 consisting of (i) 17,735,966 shares issued and outstanding as of such date as disclosed in the Agreement and Plan of Merger, dated August 25, 2021, by and among the Issuer, the Reporting Person and a wholly owned subsidiary of the Reporting Person (the “Merger Agreement”) filed as Exhibit 4.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 26, 2021 (the “Form 6-K”), but without giving effect to the shares issued by the Issuer pursuant to, or simultaneously with the execution of, the Merger Agreement; (ii) 44,117,647 shares issued by the Issuer to the Reporting Person on August 25, 2021 pursuant to the Merger Agreement; and (iii) 8,823,529 shares issued by the Issuer to Navios Shipmanagement Holdings Corporation (“NSM”) simultaneously with the execution of the Merger Agreement in partial satisfaction of a loan from NSM to the Issuer, as disclosed in the Form 6-K.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation (the “Issuer”). The Issuer is a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

Item 2. Identity and Background.

Navios Maritime Partners L.P (the “Reporting Person”) is a limited partnership organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 7 Avenue de Grande, Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

Olympos Maritime Ltd. (the “GP”), the general partner of the Reporting Person, is a company organized under the laws of the Republic of the Marshall Islands, with principal executive offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960. Angeliki Frangou, the Chairman and Chief Executive Officer of the Issuer and the Reporting Person, beneficially owns all of the equity securities of the GP.

The name, principal occupation, principal business address and citizenship of each director and executive officer of the Reporting Person and the GP are as set forth on Schedule A.

In the past five years, none of the Reporting Person or, to the knowledge of the Reporting Person, the GP or any person listed on Schedule A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of August 25, 2021 (the “Merger Agreement”), by and among the Issuer, the Reporting Person and Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of NMM (“Merger Sub”), on August 25, 2021, the Reporting Person purchased from the Issuer 44,117,647 newly issued shares of Common Stock for an aggregate purchase price of $150,000,000, or $3.40 per share (the “Equity Purchase”). The Reporting Party used its working capital on hand to fund the purchase price for the Equity Purchase.

In connection with the execution of the Merger Agreement, on August 25, 2021, Navios Shipmanagement Holdings Corporation (“NSM”), an entity wholly owned by Angeliki Frangou, the Chairman and Chief Executive Officer of the Issuer and the Reporting Person, and the Issuer entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the terms of a secured term loan made by NSM to the Issuer (the “NSM Loan”) that had the outstanding balance of $98.1 million. Pursuant to the Supplemental Loan Agreement, the Issuer issued 8,823,529 shares of Common Stock to NSM in cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share).

Prior to NSM’s acquisition of 8,823,529 shares of Common Stock pursuant to the Supplemental Loan Agreement, Ms. Frangou beneficially owned 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the 44,117,647 newly issued shares of Common Stock pursuant to the Equity Purchase to provide the Issuer with funds to be used, together with the proceeds of new secured borrowings by the Issuer and its subsidiaries (“New Borrowings”), to redeem all of the Issuer’s outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021 (the “Ship Mortgage Notes”) and to discharge the Issuer’s obligations under the under the indenture relating to the Ship Mortgage Notes. In addition, pursuant to, and subject to the terms and condition of, the Merger Agreement, the Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer being the surviving entity and becoming a wholly owned subsidiary of the Reporting Person, and each outstanding share of Common Stock (other than the shares of Common Stock held by the Reporting Person, the Issuer and their respective subsidiaries) will be converted into the right to receive 0.1275 of a common unit of the Reporting Person. Upon consummation of the Merger, the shares of Common Stock will be delisted from the New York Stock Exchange.

Under the terms of the Merger Agreement, the Reporting Person has agreed not to transfer the shares of Common Stock held by it and to vote such shares in favor of the Merger and the Merger Agreement at a meeting of the shareholders of the Issuer to be held to vote on the Merger and the Merger Agreement.

NSM acquired the 8,823,529 shares of Common Stock referenced in Item 3 as part of a transaction pursuant to the Supplemental Loan Agreement in which NSM released all of the collateral securing the NSM Loan and relinquished an option it held to exchange all or a portion of the NSM Loan for equity of the Issuer’s material subsidiary, Navios Maritime Midstream Partners L.P., to allow such assets to be granted as collateral to secure the New Borrowings. Such shares of Common Stock and the other shares of Common Stock owned by Ms. Frangou will be converted into common units of the Reporting Person in the Merger on the same terms as is applicable to other outstanding shares of Common Stock. NSM intends to vote its shares of Common Stock in favor of the Merger and the Merger Agreement.

The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 4.

The foregoing description of the Merger Agreement and the Supplemental Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 1 hereto and incorporated herein by reference, and the Supplemental Loan Agreement, which is included as Exhibit 2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of NNA.

(a) (b)

The Reporting Person beneficially owns 44,117,647 shares of Common Stock, or approximately 62.4% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, except as described in Item 4 above.

NSM beneficially owns 8,823,529 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock. By virtue of Ms. Frangou’s ownership of NSM, Ms. Frangou also beneficially owns such 8,823,529 shares and, in addition, beneficially owns another 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share. As a result, Ms. Frangou beneficially owns a total of 9,384,633 shares of Common Stock, or approximately 13.3% of the outstanding shares of Common Stock. Ms. Frangou and NSM share the power to vote or direct the vote and to dispose or direct the disposition of the 8,823,529 shares. Ms. Frangou has the sole power to vote or direct the vote and to dispose or direct the disposition of the 561,104 shares.

Navios Maritime Holdings Inc. (“NH”), a corporation of which Ms. Frangou serves as Chairman and Chief Executive Officer and which is the beneficial owner of approximately 9.6% of the Reporting Person’s outstanding common units, and Alpha Merit Corporation (“Alpha”), a wholly owned subsidiary of NH, beneficially own 4,865,147 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock. NH and Alpha report their beneficial ownership of such shares on a Schedule 13D, as amended, separately filed by NH and Alpha. NH and Alpha share the power to vote or direct the vote and to dispose or direct the disposition of such shares, except as described in the Schedule 13D, as amended, filed by them.

The Reporting Person, NSM, Ms. Frangou, NH and Alpha beneficially own in the aggregate a total of 58,367,427 shares of Common Stock, or approximately 82.5% of the outstanding shares of Common Stock, including 100,000 shares subject to a vested option beneficially owned by Ms. Frangou to purchase shares at an exercise price of $58.65 per share. The Reporting Person disclaims membership in a group with NSM, Ms. Frangou, NH and Alpha.

(c)

On August 25, 2021, pursuant to the Merger Agreement, the Reporting Person purchased from the Issuer 44,117,647 newly issued shares of Common Stock for an aggregate purchase price of $150,000,000, or $3.40 per share.

On August 25, 2021, pursuant to the Supplemental Loan Agreement, NSM acquired from the Issuer 8,823,529 newly issued shares of Common Stock in exchange for the cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share).

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

To the knowledge of the Reporting Person, no person other than Ms. Frangou and NSM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Frangou and NSM.

(e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

2	Supplemental Agreement in relation to a Loan Agreement dated March 19, 2021, dated August 25, 2021, by and between Navios Maritime Acquisition Corporation and Navios Shipmanagement Holdings Corporation. (incorporated by reference to Exhibit 4.3 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021	Navios Maritime Partners L.P.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title	Chief Executive Officer

Schedule A

Reporting Person’s

Directors and Executive Officers

The business address for each director and executive officer of the Reporting Person is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

Name	Principal Occupation	Citizenship
Directors

Angeliki Frangou	Chairman and Chief Executive Officer; Director	Greece

Shunji Sasada	President of Navios Corporation; Director	Japan

Georgios Achniotis	Executive Vice President, Business Development; Director	Cyprus

Serafeim Kriempardis	Accountant; Director	Greece

Orthodoxia Zisimatou	Attorney; Director	Greece

Kunihide Akizawa	Vice President, Business Development, Fleet Management Limited; Director	Japan

Alexander Kalafatides	Global Sales and Marketing Director, IUC International LLC; Director	U.S.A.

Name	Principal Occupation	Citizenship
Executive Officers

Angeliki Frangou	Chairman and Chief Executive Officer; Director	Greece

Efstratios Desypris	Chief Financial Officer	Greece

Georgios Achniotis	Executive Vice President, Business Development; Director	Cyprus

Vasiliki Papaefthymiou	Secretary	Greece

GP’s

Director and Executive Officer

The business address for the director and executive officer of the GP is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands.

Name	Principal Occupation	Citizenship
Director

Brigido Navarro	President, Secretary, Treasurer; Director	Panama

Name	Principal Occupation	Citizenship
Executive Officer

Brigido Navarro	President, Secretary, Treasurer; Director	Panama